UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,893,014(1)
	8.	Shared Voting Power 25,586,021(2)
	9.	Sole Dispositive Power 50,893,014(1)
	10.	Shared Dispositive Power 25,586,021(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,479,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.34%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number is comprised of the Class A Shares held by: (i) Ernest C. Garcia II (“Mr. Garcia”) (42,299,958 shares, including 38,937,458 shares on an as-converted basis); (ii) Verde Investments, Inc. (“Verde”) (593,056 shares), which Mr. Garcia wholly owns and controls; and (iii) ECG II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.

(2)

Mr. Garcia may be considered to have shared voting and dispositive power with respect to the Class A Shares held by: (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,684,021 shares, including 11,834,021 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee and Mr. Garcia’s son, Ernie Garcia III, is the sole beneficiary; and (ii) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,902,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee and Ernie Garcia III and his children are the sole beneficiaries.

(3)

Based on 105,726,588 Class A Shares outstanding as of April 25, 2022, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 593,056(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 593,056(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,056(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.56%(2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 105,726,588 Class A Shares outstanding as of April 25, 2022 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons ECG II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.03%(2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)

Based on 105,726,588 Class A Shares outstanding as of April 25, 2022, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 27 (“Amendment No. 27”) to Schedule 13D is filed jointly by Mr. Garcia, Verde and E-SPE (collectively, the “Reporting Persons”) with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, and February 7, 2022 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 27 does not modify any of the information previously reported in the Original Schedule 13D.

Item 1. Security and Issuer

The second paragraph of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The address of the Issuer’s principal executive offices is 1930 W. Rio Salado Parkway, Tempe. Arizona 85281.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On April 26, 2022, in connection with a public offering of the Issuer: (i) Mr. Garcia purchased 3,362,500 Class A Shares; (ii) Verde purchased 37,500 Class A Shares; (iii) the 2004 Trust purchased 850,000 Class A Shares; and (iv) the Multi-Generational Trust purchased 850,000 Class A Shares, in each case, at a purchase price of $80 per share.

Funding for the purchase of the Class A Shares by Mr. Garcia was from Mr. Garcia’s personal funds and the source of Verde’s funding was its working capital. Funding for the purchases of Class A Shares by the 2004 Trust and the Multi-Generational Trust was from the cash on hand of each trust and personal loans from Mr. Garcia to each trust, as described below.

On January 1, 2022, Mr. Garcia entered into a Multiple Advance Revolving Promissory Note with the 2004 Trust in an aggregate principal amount of up to $60,000,000 (the “2004 Trust Note”). The 2004 Trust made a net loan draw from the 2004 Trust Note in the principal amount of $51,200,000 to fund the 2004 Trust’s purchase of 850,000 Class A Shares. The outstanding balance of the loan, pursuant to the 2004 Trust Note, will bear interest at a rate of 1.3% per annum, with payments of interest annually. The loan matures on December 31, 2031.

On January 1, 2022, Mr. Garcia entered into a second Multiple Advance Revolving Promissory Note with the Multi-Generational Trust (the “MG Trust Note”). The Multi-Generational Trust made a net loan draw from the MG Trust Note in the principal amount of $50,500,000 to fund the Multi-Generational Trust’s purchase of 850,000 Class A Shares. The outstanding balance of the loan, pursuant to the MG Trust Note, will bear interest at a rate of 1.3% per annum, with payments of interest annually. The loan matures on December 31, 2031.

The foregoing descriptions of the 2004 Trust Note and MG Trust Note do not purport to be complete and are qualified in their entirety by reference to the copies of the 2004 Trust Note and MG Trust Note included as Exhibits 7.7 and 7.8 to this Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired, and presently hold, the Class A Shares, the Class B Shares, and the Class A Units for investment purposes.

The Issuer and the Class A Unitholders entered into the Carvana Group LLC Agreement and the Exchange Agreement, pursuant to which the Class A Unitholders are entitled from time to time at their option to exchange Class A Units (together with their corresponding Class B Shares) for Class A Shares on a five-to-four basis (or, at the Issuer’s option, for cash).

The Reporting Persons have agreed, pursuant to lock-up agreements with the underwriters to the Issuer’s public offering (the “Lock-up Agreements”), that through 75 days after the date of the preliminary prospectus supplement filed by the Issuer with the SEC in connection with the public offering, subject to limited exceptions, the Reporting Persons will not, without the prior written consent of the underwriters, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of the Class A Shares or Class B Shares, or any securities convertible into or exercisable or exchangeable for Class A Shares or Class B Shares, including units.

Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging or lending relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c) The transactions effected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table.

Reporting Person	Transaction Date	Price Per Share	Price Per Share Range		Number of Shares(1)
Ernest C. Garcia II	4/26/2022	$80.00	$	N/A	5,062,500	(2)
Verde Investments, Inc.	4/26/2022	$80.00	$	N/A	37,500	(3)

(1)

The reported purchases were made by each Reporting Person above in a registered direct offering of Class A Shares by the Issuer. The Class A Shares were offered and sold by the Issuer pursuant to an automatically effective shelf registration statement on Form S-3, which was originally filed on April 20, 2022. The Issuer filed a final prospectus supplement with the Securities and Exchange Commission in connection with the sale of the Class A Shares on April 25, 2022 (File No. 333-231606).

(2)	This number includes the Class A Shares purchased by: (i) Mr. Garcia (3,362,500 shares); (ii) the 2004 Trust (850,000 shares); and (iii) the Multi-generational Trust (850,000 shares).
(3)	Beneficial ownership of the Class A Shares purchased by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Shares that are beneficially owned by the Reporting Persons. Specifically, but without limitation, Ernie Garcia III is a voting co-trustee of the 2004 Trust and shares dispositive power over the Class A Shares held by the 2004 Trust. He also is the sole beneficiary of the 2004 Trust. Ernie Garcia III is a voting co-trustee of the Multi-Generational Trust and shares dispositive power over the Class A Shares held by the Multi-Generational Trust. He and his children also have the right to receive distributions from the Multi-Generational Trust in respect of their status as beneficiaries thereof.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

Pursuant to the Lock-Up Agreements, the Reporting Persons have agreed that for 75 days after the date of the preliminary prospectus supplement filed by the Issuer with the SEC in connection with the public offering, subject to limited exceptions, they will not, without the prior written consent of the underwriters, transfer, dispose of, or hedge any of the shares of Class A Shares, Class B Shares, units, or other securities convertible into or exchangeable for, or that represent the right to receive, Class A Shares, Class B Shares, or units.

The descriptions of the 2004 Trust Note and MG Trust Note in Item 3 are hereby incorporated into this Item 6 by reference and are qualified in their entirety by reference to the copies of the 2004 Trust Note and MG Trust Note included as Exhibits 7.7 and 7.8 to this Schedule 13D.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following exhibits:

7.7	Multiple Advance Revolving Promissory Note dated January 1, 2022, by and between Mr. Garcia and the Ernest Irrevocable 2004 Trust III.

7.8	Multiple Advance Revolving Promissory Note dated January 1, 2022, by and between Mr. Garcia and the Ernest C. Garcia III Multi-Generational Trust III.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: April 29, 2022

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

ECG II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President